Exhibit 4.2

DEEP SEA MINERALS CORP.

(Formerly “Copperhead Resources Inc.”)

Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

10290 171A STREET	Adam Kim
SURREY, BC, CANADA V4N 3L2

T: 604.318.5465	ADAM SUNG KIM LTD.
E: adamkimltd@gmail.com	CHARTERED PROFESSIONAL ACCOUNTANT

INDEPENDENT AUDITOR’S REPORT

To:	the Shareholders of

Deep Sea Minerals Corp. (formerly “Copperhead Resources Inc.”)

Opinion

I have audited the consolidated financial statements of Deep Sea Minerals Corp. (formerly “Copperhead Resources Inc.”) and its subsidiary (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2025 and December 31, 2024, and the consolidated statements of loss and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In my opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025 and December 31, 2024, and its consolidated financial performance and its cash flow for the years then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated financial statements section of my report. I am independent of the Company in accordance with the ethical requirements that are relevant to my audit of the consolidated financial statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Material Uncertainty Related to Going Concern

I draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $314,169 during the year ended December 31, 2025, and, as of that date, the Company had not yet achieved profitable operations, had accumulated losses of $884,173 since its inception, and expects to incur further losses in the development of its business. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. My opinion is not modified in respect of this matter.

Key Audit Matter

Key audit matters are those matters that, in my professional judgment, were of most significance in my audit of the financial statements for the year ended December 31, 2025. These matters were addressed in the context of my audit of the financial statements as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these matters.

In addition to the matter described in the “Material Uncertainty Related to Going Concern” section of the auditor’s report, I have determined the matters described below to be the key audit matters to be communicated in my auditors’ report.

Evaluation of indicators of impairment for mineral property interests

Description of the matter

I draw attention to Notes 5 to the consolidated financial statements. The Company has mineral property interests of $Nil as at December 31, 2025. The carrying amounts of the Company’s mineral property interests are reviewed each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Significant judgment is required in assessing indicators of impairment. The Company completes an evaluation at each reporting period of potential impairment indicators.

Why the matter is a key audit matter

I identified the evaluation of indicators of impairment for mineral property interests as a key audit matter. This matter represented an area of significant risk of material misstatement given the magnitude of mineral property interests. This matter was of most significance due to the difficulties in evaluating the result of my audit procedures to assess the Company’s determination of whether the factors, individually and in the aggregate, resulted in indicators of impairment.

How the matter was addressed in the audit

The following are the primary procedures I performed to address this key audit matter.

I evaluated the Company’s analysis of impairment indicators by:

●	Obtaining an understanding of management’s process for developing an assessment of the existence of impairment indicators.

●	Assessing whether the information in the analysis was consistent with information included in internal communication to management and the Board of Directors, the Company’s press releases, management’s discussion and analysis, and other public filings

●	Reading updated technical reports for any indicators of impairment arising from changes to estimates of mineral reserves and resources

●	Considering evidence obtained in other areas of the audit, including the status of significant mineral licenses and expenditures on mineral properties, the results of exploration activities and any updates to estimates of mineral reserves and resources

●	Comparing the Entity’s market capitalization to the carrying value of its net assets.

Other Information

Management is responsible for the other information. The other information comprises the Management Discussion and Analysis.

My opinion on the consolidated financial statements does not cover the other information and I do not express any form of assurance conclusion thereon.

In connection with my audit of the consolidated financial statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or my knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work I have performed, I conclude that there is a material misstatement of this other information, I are required to report that fact. I have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated financial statements

My objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I are required to draw attention in my auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. I am responsible for the direction, supervision and performance of the group audit. I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Adam Kim, CPA, CA.

“Adam Sung Kim Ltd.”

Chartered Professional Accountant

10290 171A Street

Surrey, BC, Canada V4N 3L2

February 17, 2026

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Consolidated Statements of Financial Position

As at December 31, 2025 and 2024

(Expressed in Canadian Dollars)

	As at December 31, 2025	As at December 31, 2024
	$	$
Assets
Current Assets
Cash and cash equivalents	99,735	210,190
Other receivables (Note 4)	4,849	28,626
Total Current Assets	104,584	238,816
Mineral property interests (Note 5)	-	52,500
Total Assets	104,584	291,316

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Notes 6 and 9)	151,596	141,909
Total Current Liabilities	151,596	141,909

Shareholders’ Equity (Deficiency)
Share capital (Note 7)	823,188	705,438
Contributed surplus (Note 8)	13,973	77,849
Accumulated deficit	(884,173)	(633,880)
Total Shareholders’ Equity (Deficiency)	(47,012)	149,407
Total Liabilities and Shareholders’ Equity	104,584	291,316

Nature of operations and going concern (Note 1)
Subsequent events (Note 14)

Approved and authorized for issue on behalf of the Board of Directors on February 17, 2026:

“Denise Lok” (signed)	“Geoffrey Balderson” (signed)
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Consolidated Statements of Loss and Comprehensive Loss

For the Years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

	2025	2024
	$	$
Operating Expenses
Professional and consulting fees (Note 9)	131,617	83,116
Listing and filing fees	74,398	30,676
Travel, meals and entertainment	9,578	-
Office and general	5,127	605
Exploration and evaluation expenditures (recoveries) (Note 10)	(5,593)	7,972
Operating Loss before the Undernoted	(215,127)	(122,369)

Other Income (Expenses)
Write-down of mineral property interests (Note 5)	(103,000)	-
Finance income	5,433	7,558
Foreign exchange loss	(1,475)	(9)
Net Loss and Comprehensive Loss	(314,169)	(114,820)

Weighted Average Number of Shares Outstanding	13,124,960	11,823,700

Net Loss per Share – basic and diluted	(0.02)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the Years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$
Balance, December 31, 2023	11,823,700	705,438	77,849	(519,060)	264,227
Net loss for the year	-	-	-	(114,820)	(114,820)
Balance, December 31, 2024	11,823,700	705,438	77,849	(633,880)	149,407
Issuance of shares from private placement (Note 7)	1,230,000	92,250	-	-	92,250
Issuance of shares pursuant to option agreement (Notes 5 and 7)	300,000	25,500	-	-	25,500
Cancellation of stock options (Note 8)	-	-	(63,876)	63,876	-
Net loss for the year	-	-	-	(314,169)	(314,169)
Balance, December 31, 2025	13,353,700	823,188	13,973	(884,173)	(47,012)

The accompanying notes are an integral part of these consolidated financial statements

Deep Sea Minerals Corp.

(Formerly “Copperhead Resources Inc.”)

Consolidated Statements of Cash Flows

For the Years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

	2025	2024
	$	$
Cash Flows Used in Operating Activities
Net loss for the year	(314,169)	(114,820)
Adjustments for non-cash items:
Write-down of mineral property interests (Note 5)	103,000	-
	(211,169)	(114,820)
Changes in non-cash working capital:
Other receivables	23,777	(7,590)
Accounts payable and accrued liabilities	9,687	74,753
Cash Flows used in Operating Activities	(177,705)	(47,657)

Cash Flows from Financing Activities
Proceeds from issuance of common shares (Note 7)	92,250	-
Cash Flows provided by Financing Activities	92,250	-

Cash Flows from Investing Activities
Payment pursuant to Twilite Gold Project option agreement (Note 5)	(25,000)	-
Cash Flows used in Investing Activities	(25,000)	-

Decrease in cash and cash equivalents	(110,455)	(47,657)
Cash and cash equivalents, beginning of year	210,190	257,847
Cash and cash equivalents, end of year	99,735	210,190

Supplemental Information
Income tax paid	-	-
Mining exploration tax credit received (Note 10)	12,813	-
Interest paid	-	-

Non-Cash Activities
Shares issued for mineral property interests (Note 5)	25,500	-

The accompanying notes are an integral part of these consolidated financial statements

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

Deep Sea Minerals Corp. (formerly “Copperhead Resources Inc.”) (the “Company”) was incorporated on February 17, 2022 under the Business Corporations Act (British Columbia). On January 26, 2026, the Company changed its name to Deep Sea Minerals Corp. to better reflect the nature of business, following a Change of Business (defined hereafter) (see Note 14 for details). The Company’s registered office and records office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The Company’s head office and mailing address is located at Suite 1600 – 409 Granville Street, Vancouver, BC, V6C 1T2, Canada. The Company’s common shares are publicly traded on the Canadian Securities Exchange (the “CSE”) under the stock symbol “SEAS.”, on the OTCQB Venture Market under the symbol “DSEAF”, and on the Frankfurt Stock Exchange under the symbol “X45”.

The Company is a subsea mineral exploration and development company focused on evaluating opportunities to support the supply of minerals through the acquisition, exploration and development of deep-sea mineral assets. The recovery of the amounts comprising deep-sea mineral assets is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development, and upon future profitable production.

These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At as December 31, 2025, the Company had not yet achieved profitable operations, had accumulated losses of $884,173 (December 31, 2024 – accumulated losses of $633,880) since its inception, and expects to incur further losses in the development of its business, all of which casts significant doubt about the Company’s ability to continue as a going concern. A number of alternatives, including but not limited to, selling an interest in one or more of its assets or completing a financing, are being evaluated with the objective of funding ongoing activities and obtaining working capital. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and repay its liabilities arising from normal business operations as they become due.

These consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material.

2.	Basis of Preparation

(a)	Statement of Compliance

These consolidated financial statements have been presented in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies set out below were consistently applied to the periods presented unless otherwise noted.

(b)	Basis of Presentation

These consolidated financial statements were prepared under the historical cost basis except for financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary American Ocean Minerals Corp., which was incorporated in Texas, United States. American Ocean Minerals Corp. was dormant during the year ended December 31, 2025.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

2.	Basis of Preparation (continued)

(d)	Functional Currency

Items included in these consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiary is the Canadian Dollar (“$” or “CAD”), which is also the presentation currency of these consolidated financial statements, unless otherwise noted.

(e)	Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the year. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates. The most significant accounts that require estimates as the basis for determining the stated amounts include recognition of deferred income tax amounts and provision for restoration, rehabilitation and environmental costs.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows, capital commitments, future financing and the Company’s cash and cash equivalents position at year-end.

Economic recoverability and probability of future economic benefits of mineral properties

Management has determined that mineral property costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits, including geological and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Site decommissioning obligations

The Company recognizes a provision for future abandonment activities in the consolidated financial statements equal to the net present value (“NPV”) of the estimated future expenditures required to settle the estimated future obligation at the consolidated statements of financial position date. The measurement of the decommissioning obligation involves the use of estimates and assumptions including the discount rate, the expected timing of future expenditures and the amount of future abandonment costs. The estimates were made by management and external consultants considering current costs, technology and enacted legislation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies

The material accounting policies applied by the Company are disclosed as follows:

(a)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

(b)	Mine Property Interests and Related Costs

The Company charges all exploration and evaluation (“E&E”) expenses incurred prior to the determination of economically recoverable reserves to operations. These costs would also include periodic fees such as license and maintenance fees.

The Company capitalizes direct mineral property acquisition costs and those expenditures incurred following the determination that the property has economically recoverable reserves. Mineral property acquisition costs include cash consideration, option payment under an earn-in arrangement and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The Company may occasionally enter into option-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain E&E expenditures which would otherwise be undertaken by the Company. The Company does not record any expenditures made by the optionee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

(b)	Impairment of Assets

The carrying amount of the Company’s assets (which include mineral property interests) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and its value in use (“VIU”). In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflow largely independent of those from other assets, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

(c)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect either accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(d)	Share Capital

The Company records proceeds from share issuances net of issue costs and any tax effects in shareholders’ equity. Common shares issued for consideration other than cash are valued based on fair value at the date the shares were issued. The fair value is determined by referring to concurrent financing or recent private placements for cash.

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The share component of the unit is measured at fair value determined by referring to concurrent financing or recent private placements for cash, and the warrant component is measured by reference to the residual value, if any. Any value allocated to the warrant component is credited to reserves.

(e)	Loss per Share

Basic loss per share is calculated by dividing the loss attributable to ordinary equity holders of the Company by the weighted-average number of common shares outstanding during the year. Diluted loss per share is calculated by adjusting loss attributable to common equity holders of the Company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. Dilutive potential common shares shall be deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common shares. The diluted loss per share is equal to the basic loss per share as a result of the anti-dilutive effect of the outstanding options.

(f)	Share-Based Payments

Amounts recorded for cancelled or expired stock options are transferred to accumulated deficit in the period of which the cancellation or expiry occurs.

(g)	Financial Instruments

Classification

The Company classifies its financial instruments in the following categories: (i) at fair value through profit and loss (“FVTPL”), (ii) at fair value through other comprehensive income (loss) (“FVTOCI”) or (iii) at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company’s classification of financial assets and financial liabilities under IFRS 9 – Financial Instruments (“IFRS 9”) are summarized below:

Cash and cash equivalents	FVTPL
Receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss and comprehensive loss in the period in which they arise.

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(g)	Financial Instruments (continued)

Measurement (continued)

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (“OCI”). On de-recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses (“ECL”) on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime ECL if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the 12-month ECL. The Company shall recognize in the consolidated statements of loss and comprehensive loss, as an impairment gain or loss, the amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are generally recognized in profit or loss.

(h)	Restoration and Environmental Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The NPV of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the NPV.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as interest expense.

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

3.	Summary of Material Accounting Policies (continued)

(i)	Adoption of New Accounting Policies

The Company adopted the following amendments, effective January 1, 2025. The changes were made in accordance with the applicable transitional provisions. The Company had assessed that there was no material impact upon the adoption of these amendments on its consolidated financial statements:

Amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates (“IAS 21”)

In August 2023, the IASB introduced amendments to IAS 21, impacting entities with transactions or operations in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

(j)	Recent Accounting Pronouncements

At the date of authorization of these consolidated financial statements, the IASB and the IFRIC have issued a number of new standards, amendments to standards and interpretations which are effective for annual periods beginning on or after January 1, 2026. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IFRS 9 and IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued narrow scope amendments to IFRS 9 and IFRS 7. The amendments were incorporated into Part I of the CPA Canada Handbook – Accounting in October 2024. The amendments provide clarification that a financial liability is derecognized on the ‘settlement date’, i.e., the date on which the liability is extinguished as the obligation specified in the contract is discharged or cancelled or expired and provide an accounting policy option to derecognize a financial liability that is settled in cash using an electronic payment system before the settlement date if specified criteria are met. An entity that elects to apply this derecognition option shall apply it to all settlements made through the same electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets with contingent features, including environmental, social and corporate governance (ESG) linked features and clarify that, for a financial asset to have ‘non-recourse’ features, the entity’s ultimate right to receive cash flows must be contractually limited to the cash flows generated by specified assets. The amendments also include factors that an entity should consider when assessing the cash flows underlying a financial asset with non-recourse features (the ‘look through’ test), clarify the characteristics of the contractually linked instruments that distinguish them from other transactions; and add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and financial instruments that have certain contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. The amendments are to be applied retrospectively. In applying the amendments, an entity is not required to restate comparative periods. The Company is currently assessing the impact of adopting the above standard on the financial statements.

IFRS 18 – Presentation and Disclosure of Financial Statement (“IFRS 18”)

In April 2024, the IASB issued the new standard of IFRS 18. The standard aims to bring more transparency and comparability to the financial performance of companies, enabling investors to make better investment decisions. IFRS 18 introduces three sets of new requirements: improved comparability of the profit or loss statement (statement of income), improved transparency of management-defined performance measures, and more useful grouping of information in financial statements. IFRS 18 will replace IAS 1. This standard becomes effective for years beginning on or after January 1, 2027, and companies may apply it earlier subject to authorization by relevant regulators. The Company is assessing the impacts to ensure that all information complies with the standard.

The Company has not early adopted these revised standards and will be assessing the impact of adopting the above standard on the consolidated financial statements.

4.	Other Receivables

As at December 31, 2025, the Company’s other receivables balance comprises amounts in respect of Harmonized Sales Tax refunds. Subsequent to year-end, the Company received these sales tax refunds in full.

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

5.	Mineral Property Interests

Red Line Project

On April 6, 2022 (the “Commencement Date”), the Company entered into an option agreement (the “Option Agreement”) with Romios Gold Resources Inc (“Romios”), pursuant to which the Company has the option to acquire 75% of Romios’ interest in a group of properties located in Northwest British Columbia, collectively referred to as the Red Line Project (the “Red Line Project”).

On January 10, 2025, the Company entered into an amendment (the “Amendment”) to the Option Agreement with Romios. As consideration for entering into the Amendment, the Company issued 300,000 common shares to Romios on January 20, 2025.

Pursuant to the Option Agreement, as amended, the Company can exercise the option to acquire 75% of the Red Line Project by:

i)	Incurring exploration expenditures of:

o	$75,000 within 12 months of the Commencement Date (Met);

o	$100,000 within 24 months of the Commencement Date (Met);

o	$100,000 on or before September 30, 2025; and

o	$100,000 on or before September 30, 2026.

ii)	Issuing:

o	1,000,000 common shares to Romios within 5 days of the Commencement Date (Issued on April 6, 2022);

o	500,000 common shares to Romios on or before June 30, 2026;

iii)	Making a cash payment of $75,000 on or before June 30, 2026; and

iv)	Enter into a joint venture with Romios to collectively operate the Red Line Project, whereby the Company’s initial interest in the joint venture shall be 75% and Romios’s initial interest shall be 25%.

On September 29, 2025, the Company withdrew from the Option Agreement on the Red Line Project, following an internal portfolio and capital allocation review by management. As the Company does not foresee any further exploration activities on the Red Line Project, an impairment of $78,000 was recorded to write down the recoverable value of the Red Line Project to $nil.

Twilite Gold Project

On August 18, 2025, the Company entered into an option agreement (the “Twilite Option Agreement”) with TRU Precious Metals Corp. (“TRU”) pursuant to which the Company has the option to acquire a 100% ownership interest in 65 mineral claims located in Central Newfoundland and known as the Twilite Gold Project (the “Twilite Gold Project”).

Pursuant to the Twilite Option Agreement, the Company can exercise the option to acquire a 100% interest of the Twilite Gold Project by:

i)	Paying $25,000 in cash on August 18, 2025 (paid);

ii)	On or before August 18, 2027, incurring exploration expenditures of $75,000 plus applicable tax; &

iii)	On or before August 18, 2027, paying an additional $200,000 in cash to TRU; and issuing such number of common shares to TRU as is equal in value to $300,000, at a deemed price per common share equal to the closing price of the common shares on the CSE on the day immediately prior to the share issuance.

Upon exercise of the Twilite Option Agreement, the Company will grant TRU a 2.0% net smelter returns royalty from any future mineral production at the Twilite Gold Project.

As at December 31, 2025, management has determined to strategically focus the business, which constitute a redeployment of assets and resources that constitutes a “Change of Business” under the policies of the CSE (the “Change of Business”) (see Note 14). As the Company intends to dispose of its interest in the Twilite Option Agreement, an impairment of $25,000 was recorded to write down the recoverable value of the Twilite Gold Project to $nil.

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

6.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities of the Company are primarily comprised of amounts outstanding incurred in the normal course of business. The usual credit period taken for trade purchases is between 30 to 90 days.

	December 31, 2025	December 31, 2024
	$	$
Trade payable	127,657	80,289
Accrued liabilities	23,939	61,620
	151,596	141,909

7.	Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares.

Common shares issued and outstanding as at December 31, 2025 and 2024:

	Number of Common Shares	Amount
	#	$
Balance, December 31, 2023 and 2024	11,823,700	705,438
Issuance of shares to pursuant to Option Amendment (Note 5)	300,000	25,500
Issuance of shares from private placement	1,230,000	92,250
Balance, December 31, 2025	13,353,700	823,188

Authorized share capital

On January 20, 2025, the Company issued 300,000 common shares to Romios as consideration for entering into the Amendment (see Note 5). These common shares were valued at $25,500 based on the Company’s closing share price on the date of issuance and the amount was capitalized as mineral property interests on the consolidated statements of financial position.

On March 4, 2025, the Company closed a non-brokered private placement through the issuance of 1,230,000 common shares at a price of $0.075 per share, for gross proceeds of $92,250.

8.	Stock Options

The stock option plan of the Company provides that the board of directors (the “Board”) of the Company may from time to time, in its discretion and in accordance with the CSE requirements, grant to directors, officers, consultants and employees of the Company, non-assignable and non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the total issued and outstanding common shares of the Company, exercisable for a period of up to five (5) years from the date of the grant.

During the year ended December 31, 2025, 800,000 stock options were either cancelled or forfeited. An amount of $63,876, representing the grant date fair value of these options was transferred to accumulated deficit upon the cancellation. During the years ended December 31, 2025 and 2024, no other options were granted, exercised, expired or forfeited.

The following table summarizes information of stock options outstanding and exercisable as at December 31, 2025:

Date of expiry	Number of options outstanding	Number of options exercisable	Exercise price	Weighted average remaining contractual life
	#	#	$	Years
December 1, 2028	175,000	175,000	0.10	2.92
	175,000	175,000	0.10	2.92

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

9.	Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. All related party transactions are incurred in the normal course of operations and have been measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended December 31, 2025, a company in which a former director of the Company is also a director and shareholder, charged professional fees of $14,000 (2024 – $42,000) for services provided to the Company, which are included in professional and consulting fees. As at December 31, 2025, an amount of $7,617 (December 31, 2024 – $75,145) included in accounts payable and accrued liabilities is due to the former director and his company. The amount outstanding is unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2025, a company in which the Chief Financial Officer (the “CFO”) of the Company is an owner, charged professional fees of $3,250 (2024 – $nil) for services provided to the Company, which are included in professional and consulting fees. As at December 31, 2025, an amount of $3,413 (December 31, 2024 – $nil) included in accounts payable and accrued liabilities is due to the CFO and her company. The amount outstanding is unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2025, a company in which a former CFO of the Company is a principal, charged professional fees of $7,968 (2024 – $nil) for services provided to the Company, which are included in professional and consulting fees. As at December 31, 2025, an amount of $1,065 (December 31, 2024 – $nil) included in accounts payable and accrued liabilities is due to the former CFO and his company. The amount outstanding is unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2025, certain officers and directors of the Company were paid a cash bonus in the aggregate amount of $8,500 (2024 – $nil), which is included in professional and consulting fees

During the year ended December 31, 2025, certain former officers and directors of the Company voluntarily forfeited an aggregate of 700,000 stock options upon resignations. An amount of $55,892, representing the grant date fair value of these options, was transferred to accumulated deficit upon the cancellation.

10.	Exploration and Evaluation Expenditures

The Company’s E&E expenditures incurred during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
	$	$
Assays, analysis and sampling	153	905
Claims maintenance	7,067	7,067
Less: mining exploration tax credits received	(12,813)	-
	(5,593)	7,972

During the year ended December 31, 2025, the Company’s E&E expenditures were incurred on the Red Line Project, which were netted against certain mining exploration tax credits received of, for a net E&E recovery recorded of $5,593 (2024 – expenditures of $7,972).

During the year ended December 31, 2025, no E&E expenditures had been incurred on the Twilite Gold Project.

11.	Financial Instruments and Risk Management

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring, and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s cash and cash equivalents are held with a reputable Canadian chartered bank, which are closely monitored by management. The Company does not have any asset-backed commercial paper. The Company maintains cash deposits with Schedule A financial institution, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company manages liquidity risk by ensuring that it has sufficient cash and other financial resources available to meet its needs.

As at December 31, 2025, the Company had a cash and cash equivalents balance of $99,735 (December 31, 2024 – $210,190) to settle current liabilities of $151,596 (December 31, 2024 – $141,909). The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not have any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

Price risk

The ability of the Company to explore its mineral assets and the future profitability of the Company are directly related to the market price of precious metals. Management monitors precious metals prices to determine the appropriate course of action to be taken by the Company.

Foreign exchange risk

The Company’s functional currency is the CAD, and major purchases are transacted in CAD. Management believes the foreign exchange risk derived from currency conversions is negligible. The foreign exchange risk is therefore manageable and not significant. The Company does not currently use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

Capital management

The Company defines its capital as shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration and development of deep sea mineral assets. The Board does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The properties in which the Company currently has an interest are in the exploration stage. As such, the Company has historically relied on the equity markets to fund its activities.

In addition, the Company is dependent upon external financing to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will need to raise additional funds. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There have been no changes in the Company’s approach to capital management since the end of the last reporting period.

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

Fair value hierarchy

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values. The Company’s financial instruments consist of cash and cash equivalents, other receivables, and accounts payable. The fair value of these financial instruments approximates their carrying value due to their short-term nature.

The Company classifies financial instruments recognized at fair value in accordance with a fair value hierarchy that includes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

●	Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

●	Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2025 and 2024, the Company’s financial instruments carried at fair value consisted of its cash and cash equivalents, which had been classified as Level 1. There were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 2 or 3 in the fair value hierarchy above.

12.	Income Taxes

The income taxes shown in the consolidated statements of loss and comprehensive loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2025	2024
	$	$
Loss before income taxes	(314,169)	(114,820)
Combined federal and provincial tax rate	27.0%	27.0%
Expected income tax recovery based on statutory rate	(84,826)	(31,001)
Adjustment to expected income tax recovery
Items deductible and are not deductible	13,837	6,600
Current and prior tax attributes not recognized	70,989	24,401
Income tax expense (recovery)	-	-

Unrecognized deferred tax assets

Details of deferred tax assets are as follows:

	2025	2024
	$	$
Non-capital loss carry-forwards	156,210	97,602
Resource expenditures	65,234	52,772
Share issuance costs	82	164
Less: unrecognized deferred tax assets	(221,526)	(150,538)
	-	-

Deep Sea Minerals Corp. (Formerly “Copperhead Resources Inc.”) Notes to the Consolidated Financial Statements For the Years ended December 31, 2025 and 2024 (Expressed in Canadian Dollars)

12.	Income Taxes (continued)

Unrecognized deferred tax assets (continued)

The Company has approximately $579,000 of non-capital losses available, which expire through to 2045 and may be applied against future taxable income. The Company also has approximately $242,000 of exploration and development costs which are available for deduction against future income for tax purposes. As at December 31, 2025, the net amount which would give rise to a deferred income tax asset has not been recognized as it is not probable that such benefit will be utilized in the future years.

13.	Segment Information

The Company operates in one reportable operating segment, being the acquisition and exploration in the deep-sea minerals sector. As the operations comprise a single reporting segment, the amounts disclosed also represent segment amounts.

14.	Subsequent Events

Loan Agreement

On January 16, 2026, the Company entered into a loan agreement (the “Loan Agreement”) with an arm’s length lender (the “Lender”). Pursuant to the Loan Agreement, the Company can obtain an unsecured loan of $50,000 (the “Loan”) from the Lender, which does not bear any interest from the date of advance to April 16, 2027 (the “Maturity Date”). The Company may repay the Loan on or before the Maturity Date but, if any portion of the Loan remains outstanding following the Maturity Date, the Loan will bear an interest of 5% per annum, accrued monthly, starting on the Maturity Date, until the Loan is paid in full to the Lender. As of the date hereof, the Company has not drawn on the loan.

Change of Business

On January 26, 2026, the Company’s common shares began trading on the CSE under the new stock symbol “SEAS” and the Company changed its name to Deep Sea Minerals Corp. to better reflect the nature of business, which is the acquisition, exploration and development of deep-sea mineral assets.

Private Placement

On February 6, 2026, the Company closed a non-brokered private placement of common shares in the capital of the Company (the “Shares”) by the issuance of 10,550,425 Shares at $0.40 per Share for gross proceeds of $4,220,170 (the “Offering”). In connection with the Offering, the Company paid finder’s fees to eligible finders consisting of $95,620 in cash and 239,050 common share purchase warrants (each, a “Finder’s Warrant”). Each Finder’s Warrant is exercisable to acquire one Share at an exercise price of $0.40 for a period of 24 months from the date of issuance.

Grant of stock options

On February 11, 2026, the Company granted 575,000 stock options to certain directors, officers, and consultants. The options are exercisable at a price of $0.99 per common share for a period of five years, with vesting over a period of six months to 24 months.

Forfeiture of stock options

Subsequent to year-end, 25,000 stock options were forfeited by a former officer of the Company.